Superlattice Power, Inc.
420 N. Nellis Blvd.
Suite A3-146
Las Vegas, NV  89110

June 8, 2010

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Superlattice Power, Inc.
Form 10-K
Filed October 22, 2009
File No. 0-50693

Dear Sir/Madam:

We are submitting herein the responses of Superlattice Power, Inc. (the “Company”) to the comments conveyed by telephone to counsel for the Company by Commission staff on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed an amended Annual Report on Form 10-K (the “Amended Form 10-K”). The Amended Form 10-K contains a corrected 18 U.S.C. Section 1350 certification in response to staff comments. No other changes were made in the Amended Form 10-K to the disclosures set forth in the Form 10-K as originally filed, except that the table of exhibits in Item 15 has been updated and the current sole officer and director of the Company is signing the Amended Form 10-K.  The resignation of Stacey Fling as a director of the Company on November 2, 2009, has been disclosed in the Company’s Quarterly Report on Form 10-Q, filed with the Commission on June 3, 2010.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

SUPERLATTICE POWER, INC.

By:  /s/ Ayaz Kassam

Ayaz Kassam
Chief Executive Officer